September 14, 2006

Mail Stop 4561

Julie DeMatteo
President and Chief Executive Officer
UBS Managed Futures LLC (Aspect Series)
c/o UBS Managed Fund Services Inc.
One North Wacker Drive, 31st Floor
Chicago, IL 60606

**Re: UBS Managed Futures LLC (Aspect Series)
          Form 10
          Filed on August 18, 2006
          File No. 0-52192**

Dear Ms. DeMatteo:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Throughout your filing you use terminology that represents industry jargon which may not be readily understood by an investor not in your industry. Examples include the use of terms like "quantitative," "systematic," "fundamental" and "discretionary" to describe trading strategies. Please revise your disclosure to define industry terms the first time you use them and limit your use of industry jargon to the extent possible.

3.   We note your use of the term "fund" throughout this Form 10 and your disclosure on page 6 that the trading advisor is registered as an investment advisor with the SEC. Please include disclosure addressing the fact that the pool is *not* a registered investment company and that unitholders in the pool do *not* have the protections afforded by the Investment Company Act of 1940.

4.   Please revise your disclosure in the organizational chart on page 1 to clearly identify the registrant, explain its relationship with affiliated companies and describe the class of securities to be registered. For instance, it is not clear whether the registrant in the organizational chart is "UBS Managed Futures LLC" or "UBS Managed Futures (Aspect) LLC." Please also clarify that UBS Managed Futures (Aspect) LLC is a separate entity. Finally, we note that the registrant on the cover page is identified as UBS Managed Futures LLC (Aspect Series).

5.   Please disclose any significant adverse business developments suffered by pools for which Aspect Capital Limited served as trading advisor.

Item 1: Business

Organizational Chart, page 1

6.   We note your reference to "this offering" in the first sentence under this heading. Please revise or explain, since your filing is not registering an offering of securities.

7.   Please revise to include the percentage ownership in UBS Managed Futures LLC by each of the U.S. Investors and UBS Managed Futures SPC.

(a) General Development of business, page 2

8.   Please provide an overview of the flow of funds from an investor to an investment by the series.   For example, please describe how the series' assets are deposited with and held by commodity brokers, whether and how they may be used as margin and whether the series currently has a source for short-term borrowings available, and if so, the dollar amounts available.

9.   We note your disclosure in the second paragraph on page 2 that "one Series [of unitholders] *should not* be liable for the obligations of any other Series [of unitholders]" (emphasis added). Please describe when a unitholder may be liable for the obligations of another series' unitholder.

10.   We note your disclosure in the second paragraph on page 3 that the "Platform anticipates that Series should be treated as a separate partnership for U.S. federal income tax purposes." Please disclose whether you have received an opinion of counsel to this effect and generally describe any uncertainties as to this conclusion. We note in this regard your use of terms such as "anticipates" and "should."

11.   Please identify, in the third paragraph on page 2, who the parent company of the "Trading Funds" will be.

(c) Narrative description of business, page 3

12.   Please expand your discussion to provide more detail about the selected physical commodities and derivatives in which the Program invests in the first paragraph under this heading.

13.   Please explain the timeline you are referring to when you state that the core objectives of the program are to produce "medium-term" capital appreciation.

14.   Revise your disclosure to specify the "predefined and monitored" risk limits referenced in paragraph (iv) on page 3.

15.   Please revise your disclosure in the first full paragraph on page 4 to explain what you mean when you say that the program trades "across a variety of frequencies to exploit trends over a range of timescales" and that "[p]ositions are taken according to the aggregate signal and are adjusted to control risk."

16.   Explain what you mean by "liquidity constraints" in the third full paragraph on page 4.

17.   Refer to the final paragraph on page 4. Please explain what you mean by the "significance of market impact … on the Series' performance."

The Administrator, page 6

18.   Please expand your discussion to describe the services to be provided by the administrator in more detail. In addition, please indicate when you expect that the parties will enter into the administrative services agreement.

The Trading Advisor, page 6

19.   Please disclose whether the Trading Advisor has any current affiliation with ED7F Man Investment Products Limited.

20.   Please reconcile your disclosure in the first paragraph under this heading that the trading advisor is registered with the SEC as an investment advisor since 2003 with your disclosure in the second full paragraph on page 7 suggesting that the trading advisor may terminate the advisory agreement if it determines that its activities thereunder would cause it to have to register as an investment advisor.

21.   We note your disclosure in the first full paragraph on page 8 that if the advisory agreement is terminated the series will "dissolve." Please describe in more detail the mechanism for this dissolution, including identifying the parties that will oversee winding up of the series' affairs such as selling of assets and distribution of proceeds to investors, including any winding-up fees to be paid to those parties.

The Series, page 8

22.   We note your disclosure that "the Platform intends to offer Members a selection of different Series of the Platform." Please explain in more detail how you will hold Members' funds and at what entity level. Will members deposit funds with the "Platform," to invest from time to time in various series, or will each investment be immediately allocated to a particular series?

The Offering, page 8

23.   Please provide an analysis as to why the filing of this Form 10 would not be considered a "general solicitation" prohibited under Rule 502(c) in connection with Regulation D private placements. Please address in your analysis the fact that the Form 10 was filed voluntarily and includes extensive offering information. Please also address the relationship of the timing of the initial filing and amendments to the Form 10 to the commencement of the private offering.

24.   Please revise your disclosure to clarify the time period during which the units will be issued at $1,000.

Exchanges, page 10

25.   Please advise us what exemption from the Securities Act you will rely upon in connection with an exchange.

Custody of Assets, page 10

26.   Please disclose the portion of the pool's capital that is expected to be maintained in cash and cash equivalents.

Interest, page 10

27.   Please disclose which open positions, if any, earn interest based on unrealized gain and loss marked to market daily. Refer to the first sentence of this subsection.

28.   Refer to the second paragraph on page 11. Please revise to clarify the reference to "additional economic benefit … derived from possession of the Series' Cash Assets."

Net Asset Value, page 11

29.   Please explain the reason why the sponsor might determine the series NAV as of a day other than the last business day of the calendar month.

Financial Terms, page 12

30.   Please clarify whether sponsor fees are charged to the Series or to individual members. We note you reference to fees being waived for certain members.

31.   Please clarify how the "average month-end assets" referred to in the final sentence differs from NAV.

32.   Please clarify, where appropriate, whether the placement fee described is payable upon "exchanges" within the platform, since you treat the exchange as a redemption and new subscription.

33.   The discussion of Organizational and Initial Offering Costs on page 15 indicates that the Series will reimburse the Sponsor for certain expenses. Please disclose whether the Sponsor has already advanced a portion of those expenses and clarify whether the Series is only required to repay these fees to the sponsor in the event of a successful offering.

34.   Your disclosure indicates that you intend to account for organizational costs in a manner that is contrary to accounting principals generally accepted in the United States. Please note that only unqualified opinions meet the criteria of Rules 2-02 and 4-01 of Regulation S-X. Please revise your disclosure accordingly.

35.   Please disclose clearly how the proposed amortization of organizational costs will affect NAV over the amortization period for redemption purposes and for purposes of determining various fees paid on the basis of NAV.

Break Even Analysis

36.   Please describe in a footnote or otherwise the basis for estimating the brokerage commissions at .8% of NAV.

37.   Please clarify footnote (4) to explain what "performance of 5%" means. In particular, please note, if true, that the performance for each quarter in the second 12-month period would need to be 5% over the highest quarterly profits for the previous 12 month period and so on. Please also explain more clearly why the trading advisor could receive substantial performance fees during breakeven or losing periods, in light of the fact that the fee is only paid if the profits of the series exceed all previous periods' high water marks.

Reports, page 21

38.   We note that you "anticipate" that the Units will be registered under the Exchange Act. Please update accordingly.

Item 1A: Risk Factors, page 21

39.   Please review all risk factor headings to ensure that a risk is identified, rather than merely a fact about your business. The following headings are examples which do not appear to identify a risk:

- No Performance History
- Reliance on Trading Advisor Information
- Increased Assets Under Management
- Substantial Charges
- Redemptions Restricted
- Performance Fees
- No representation of Members
- Mandatory Redemptions

40.   Please include risk factor disclosure regarding the series' reliance on one commodity trading advisor, namely, Aspect Capital Limited.

41.   Include a risk factor discussing the possibility that you may need to liquidate positions at an inopportune time if your relationship with the trading advisor is terminated and you are forced to "dissolve" the series.

The Opportunity Costs of Multiple Series, page 22

42.   Please provide context for and explain the basis for your statement that
        "alternative investments have generally achieved … their risk control objectives,
        but often have not achieved their rate of return objectives."

Increased Assets Under Management, page 22

43.   Please quantify the trading advisor's current assets under management.

Substantial Charges, page 22

44.   Please expand your disclosure under this risk factor heading to quantify the
        amount of fees described. In addition, clarify that many of these fees are payable
        regardless of profitability and indicate that, even once profits are earned, they will
        still be subject to substantial incentive fees.

Redemptions Restricted, page 23

45.   Please expand your discussion under this risk factor heading considerably to
        describe the mechanics of redemptions and specifically discuss the limits thereon
        and affects on unit liquidity. In addition, please revise your disclosure to make
        clearer that a redeeming unit holder will be paid a redemption price based upon
        the NAV as of the redemption date, not as of the date of redemption notice.

Conflicts of Interest, page 23

46.   Please revise this risk factor to remove the cross reference in the final sentence
        and identify and briefly discuss the conflicts of interest and the risks to investors
        as a result of the identified conflicts.

Risk Factors Specific to Exchanges, page 25

47.   Please disclose whether an exchange will be treated as a taxable event and if so,
        describe the attendant risks.

Mandatory Redemptions, page 26

48.   Please explain in more detail how a member's ownership of units could be
        expected to adversely affect the platform, the series or the trading fund and
        disclose the redemption price applicable to mandatory redemptions.

Volatile Markets; Highly Leveraged Trading, page 26

49.   Please provide an estimate of the amount of leverage you expect the series to employ. In addition, disclose the range of margin historically employed by the trading advisor.

Members are Taxed Every Year on Their Share of the Series' Profits …, page 30

50.   Please clarify your reference to a "Confidential Disclosure Document" in the second paragraph under this heading. Please also clarify that unit holders will be required to make tax payments from their own individual source of funds, in light of the fact that there may be insufficient distributions made to cover tax liabilities.

Item 5: Directors and Executive Officers, page 31

51.   Disclose the age of each person identified. See Item 401(a) of Regulation S-K.

Item 9: Market Price of…and Other Stockholder Matters, page 37

52.   In addition to the information you have provided regarding the series, please include the information regarding the registrant as required by Item 201 of Regulation S-K.

Item 11: Description of Registrant's Securities, page 37

53.   Please revise the final paragraph on page 37 to disclose the percentage member vote required to approve the applicable listed actions.

54.   Revise your discussion of unit redemptions in paragraph (iv) starting on page 38 to discuss any limits on a unit-holder's ability to redeem, including those that may be imposed at the discretion of the sponsor, and to the extent there are limitations, how request in excess of the limits will be handled.

55.   Please expand your discussion of redemptions to disclose when redemption payments will be made. We note your disclosure on page 12 that there may be a delay in payment.

Signatures, page 42

56.   The filed version of your registration statement is not signed. Please ensure that all future amendments to this Form 10 are properly signed.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Julie DeMatteo
UBS Managed Futures LLC (Aspect Series)
September 14, 2006
10

You may contact William Demarest at 202-551-3432 or Daniel Gordon, Accounting Branch Chief at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
        Sidley Austin Brown & Wood LLP